UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 26, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 1, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD LTD. ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

March 26, 2009 - Vancouver, British Columbia - Great Basin Gold Ltd. (the "Company") (TSX: GBG; NYSE AMEX: GBG; JSE: GBG) announces that BMO Capital Markets and RBC Capital Markets, on behalf of the underwriters, have exercised the underwriters' over-allotment option to purchase an additional 15,000,000 common shares at a price of C$1.25 per common share and 7,500,000 warrants at a price of C$0.10 per warrant, for gross proceeds to the Company of C$19,500,000. Each full warrant will entitle the holder to purchase a common share of the Company at a price of C$1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010. The over-allotment option was granted to the underwriters by the Company to cover over-allotments under the terms of the Company's public financing completed on March 13, 2009 and the exercise of the over-allotment option brings the total gross proceeds raised from the offering to C$149,500,000. A syndicate led by BMO Capital Markets and RBC Capital Markets acted as underwriters in connection with the offering. Closing of the over-allotment occurred today.

The net proceeds from the offering will be used by the Company to fund the development of the Company's Burnstone project in South Africa and for general corporate purposes.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                            +27 (0)11 301 1800
Michael Curlook in North America                          +1 888 633 9332
Barbara Cano at Breakstone Group in the USA      +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.